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Media Release

03024970

Roche

Basel, 28. July , 2003

Bondronat for treatment of metastatic bone disease clears important regulatory hurdle in Europe

Roche announced today that the European CPMP has issued a positive opinion for the use of oral and intravenous Bondronat (ibandronate) "prevention of skeletal events (pathological fractures, bone complications requiring radiotherapy or surgery) in patients with breast cancer and bone metastases".

The CPMP is the advisory board of the European Agency for the Evaluation of Medicinal Products (EMEA) and a positive opinion is generally considered a recommendation for formal European Commission approval. This will be an additional major indication for Bondronat which is currently used to treat hypercalcaemia of malignancy. This indication significantly increases the number of cancer patients who can benefit from Bondronat.

"Bondronat's main attributes include unsurpassed oral and i.v. efficacy and a much improved safety profile compared with other bisphosphonates currently in use for the treatment of metastatic bone disease," said Dr Stefan Manth, Director of Oncology at Roche. "Moreover, patients' quality of life is greatly enhanced by the pronounced and lasting relief of pain from bone metastases."

The availability of an oral formulation of Bondronat eliminates unnecessary and time consuming hospital visits for patients and allows hospitals to better manage scarce resources used for the administration of life saving intravenous infusion therapy. This should also help save on long-term treatment costs.

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Metastatic Bone Disease

Metastatic bone disease is the spread of cancerous cells from the original tumour to the bone and generally leads to strong pain and other clinical consequences, such as skeletal related events, e.g. fractures, compression of the spine, and hypercalcaemia. Bone pain is the predominant cause for patients to seek medical care.

Current therapeutic options for patients suffering from bone metastases include: chemotherapy, hormonal therapy, radiotherapy, analgesics for pain management, surgery and the use of bisphosphonates.

About Bondronat

Bondronat (ibandronate) is a third generation, highly potent nitrogen-containing bisphosphonate. Clinical trials with Bondronat demonstrated significant rapid and sustained pain reduction and reduction in skeletal related events throughout a two year study time period. Bondronat is registered in over 50 countries world-wide for the treatment of hypercalcaemia of malignancy with over 500.000 patients treated to date. Unlike existing intravenous bisphosphonates Bondronat has not been associated with an increase of renal toxicity.

Bondronat will be available in small sized 50 mg tablets and vials containing 6 mg for intravenous administration.

Roche in Oncology

Within the last five years Roche has become the world's lead supplier of medicines for oncology. Its franchise includes Herceptin (breast cancer), MabThera (non-Hodgkin's lymphoma), Xeloda (colorectal cancer, breast cancer) NeoRecormon (anaemia in various cancer settings), Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma) and Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and sales of 2.9 billion Swiss francs could be recorded in the first six months of 2003.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four HQ Development sites (two in the US, UK and Switzerland) dedicated to Oncology.

On July 8th 2003 Roche announced that it has licensed in Avastin from Genentech. Results of a phase III study with Avastin, the largest metastatic colorectal cancer trials ever conducted, showed that patients treated with Avastin plus the standard of care chemotherapy experienced a marked improvement in survival when compared to patients who received chemotherapy alone.

Roche also offers a broad portfolio of tumor markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests running on the LightCycler. Within its Integrated Cancer Care Unit the company develops new tests which will have a significant impact on disease management of cancer patients in the future.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.